

Mail Stop 3030

February 19, 2010

Andrew Makrides
President, Chairman of the Board
Bovie Medical Corporation
734 Walt Whitman Road
Melville, New York 11747

>   **Re: Bovie Medical Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed on March 16, 2009**
>   **File No. 1-31885**

Dear Mr. Makrides:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Brian Cascio
>   Accounting Branch Chief